UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number 0-22818
NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 11-K	☐	Form 20-F	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR
For Period Ended: December 31, 2016

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K
For the Transition Period Ended: ____________________________________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________________________________
Part I. Registrant Information
Full name of registrant: The Hain Celestial Group, Inc.

Former name if applicable: ________________________________________________________________________________

Address of principal executive office (Street and number): 1111 Marcus Avenue
City, State and Zip Code: Lake Success, NY 11042
Part II. Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The Hain Celestial Group, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended December 31, 2016 (the “Form 10-Q”) by February 9, 2017, the original due date for such filing.
As previously disclosed in the Company’s Current Report on Form 8-K filed on August 15, 2016, during the fourth quarter of fiscal 2016, the Company identified concessions that were granted to certain distributors in the United States and commenced an internal accounting review in order to determine whether the revenue associated with those concessions was accounted for in the correct period and to evaluate its internal control over financial reporting. The Audit Committee of the Company’s Board of Directors separately conducted an independent review of these matters and retained independent counsel to assist in their review.

On November 16, 2016, the Company announced the completion of the independent review conducted by the Audit Committee, which found no evidence of intentional wrongdoing in connection with the Company’s financial statements, and that the Company would not be in a position to release financial results until the completion of its internal accounting review and audit process. Although the initial focus of the Company’s internal accounting review pertained to the evaluation of the timing of the recognition of the revenue associated with the concessions granted to certain distributors, the Company subsequently expanded its review to perform an analysis of previously-issued financial information in order to identify and assess any potential errors, which is ongoing.
As a result of the foregoing, the Company does not expect to file its Form 10-Q until the completion of the Company’s internal accounting review of these matters, the completion of the audit process relating to the 2016 fiscal year, the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and the filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (the “Form 10-K”). While the Company continues to work expeditiously to conclude this review and file its Form 10-Q as soon as practicable, the Company does not anticipate filing the Form 10-Q within the five-day period provided by Rule 12b-25.

Separately, the Company voluntarily contacted the Securities and Exchange Commission (the “SEC”) in August to advise it of the Company’s delay in the filing of its periodic reports and the performance of the independent review conducted by the Audit Committee. The Company has continued to provide information to the SEC on an ongoing basis, including, among other things, the results of the independent review conducted by the Audit Committee as well as information regarding the matters described above. The SEC has issued a formal order of investigation and, pursuant to such order, the SEC issued a subpoena to the Company seeking relevant documents.  The Company is in the process of responding to the SEC’s requests for information and intends to cooperate fully with the SEC.

Part IV. Other Information
(1)    Name and telephone number of person to contact in regard to this notification

Pasquale Conte	516	587-5039
(Name)	(Area code)	(Telephone number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes    ☒    No

Annual Report on Form 10-K for the fiscal year ended June 30, 2016 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐    No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company is unable to provide a reasonable estimate of the results of operations for the quarter ended December 31, 2016 because, as described in Part III of this Form 12b-25, which is incorporated by reference herein, the Company continues to be in the process of completing the Company’s annual audit of its financial statements for fiscal year 2016 and its quarterly review of its financial statements for the first and second quarters of fiscal year 2017.
Certain statements contained in this Form 12b-25 constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are predictions based on expectations and projections about future events and are not statements of historical fact. You can identify forward-looking statements by the use of forward-looking terminology such as “plan”, “continue”, “expect”, “anticipate”, “intend”, “predict”, “project”, “estimate”, “likely”, “believe”, “might”, “seek”, “may”, “remain”, “potential”, “can”, “should”, “could”, “future” and similar expressions or the negative of those expressions. These forward-looking statements include the Company’s beliefs or expectations relating to the Company’s expectations relating to the filing of the Form 10-Q, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 and the Form 10-K. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of Securities and Exchange Commission, the possibility that one or more material weaknesses in the Company’s internal control over financial reporting may be identified, the possibility that errors may be identified, which may be material, whether investors should no longer rely upon previously issued financial statements, and the risk that the Company may need to restate its financial statements. As a result of the foregoing and other factors, the Company cannot provide assurance as to the future results, levels of activity and achievements of the Company, and neither the Company nor any person assumes responsibility for the accuracy and completeness of these statements.

The Hain Celestial Group, Inc.
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 10, 2017	By:	/s/ Pasquale Conte
		Name:	Pasquale Conte
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S. C. 1001).